Thomas W. Kellerman
Partner
650.843.7550
tkellerman@MorganLewis.com

March 31, 2009

VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Facsimile Number: 202.772.9217

  Re:
  Nature's Sunshine Products, Inc.
  Registration Statement on Form 10-12G, filed February 12, 2009
  File No. 0-08707

Dear Mr. Riedler:

On behalf of Nature's Sunshine Products, Inc. (the "Company"), we respectfully submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter to Douglas Faggioli at the Company, dated March 11, 2009 (the "Comment Letter"), with respect to the Company's Registration Statement on Form 10-12G, filed with the Commission on February 12, 2009 (the "Form 10-12G"). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Concurrently with this response letter, the Company is filing an amended Form 10-12G. Where indicated below, the Company has included changes to the respective disclosures in the amended Form 10-12G in response to the Staff's comments with page references to the applicable sections of the amended Form 10-12G. For the convenience of the Staff, we are also sending three (3) marked copies of the amended Form 10-12G under separate cover, which have been marked to show changes from the Form 10-12G as filed on February 12, 2009.

On March 20, 2009, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008. In addition to providing responses to the Staff's comments, we advise the Staff that the Company has updated its disclosures in the amended Form 10-12G to provide, among other things, the Company's audited financial statements for the year ended December 31, 2008 and audited financial information as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. All relevant disclosures have been updated accordingly.

Securities and Exchange Commission March 31, 2009 Page 2

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of filings that we have not cited as examples, make the appropriate changes in accordance with our comments.

  The Company acknowledges the Staff's comments.

2.
Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). Please be aware that the effectiveness of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved.

  The Company acknowledges the Staff's comments.

Explanatory Note, page 1

3.
Please expand your disclosure to describe the "potential violations of law" outlined in the Preliminary Report.

  The Form 10-12G has been amended to expand the disclosure in the Explanatory Note, under "Internal Investigation," with respect to the "potential violations of law" outlined in the Preliminary Report.

4.
You state that the Preliminary Report recommended the termination of certain employees and senior officers, including the termination of Mr. Douglas Faggioli. We also note that KPMG's resignation was, in part, due to the fact that the Board of Directors did not terminate Mr. Faggioli. Please expand your disclosure to describe the reasons why the Board of Directors determined not to terminate Mr. Faggioli despite the recommendation in the Preliminary Report.

  The Form 10-12G has been amended to expand the disclosure in the Explanatory Note, under "Change in Certifying Accountant," regarding the determination made by the Board of Directors not to terminate Mr. Faggioli despite the recommendation in the Preliminary Report.

Item 1A. Risk Factors, page 11

5.
Please delete the statement that reads "In addition, you should keep in mind that the risks described below are not the only risks that we face." It is not appropriate to refer to other risks that are not disclosed.

  The Form 10-12G has been amended to remove the above-referenced statement.

If we are unable to attract and retain independent Distributors..., page 14

6.
Please expand your risk factor to quantify the rate of turnover among Distributors.

  The Form 10-12G has been amended to expand the risk factor on page 14 to quantify the rate of turnover among Distributors historically experienced by the Company.

Changes in key management, page 18

7.
The heading for this risk factor does not adequately describe the risk. Please revise the heading accordingly.

  The Form 10-12G has been amended to revise the heading of the risk factor on page 18 to adequately describe the risk associated with changes in the Company's key management.

Securities and Exchange Commission March 31, 2009 Page 3
8.
Please expand your risk factor to state whether you have employment agreements with your executive officers and whether you carry key man insurance.

  The Form 10-12G has been amended to expand the risk factor on page 18 to state that the Company has employment agreements with its named executive officers. In addition the Form 10-12G has been amended to state in the same risk factor that the Company does not carry key man insurance on the lives of its executive officers.

Item 2. Financial Information

Selected Financial Data, page 18

9.
You do not include the Income Statement Data for the year ended December 31, 2003. If you wish to request a waiver of the requirement to provide this financial statement information required under Item 301 of Regulation S-K, please submit this request directly to the Office of Chief Accountant for the Division of Corporation Finance, indicating why you believe this requirement is unreasonable under the circumstances. In addition, please tell us and disclose how you were able to get comfortable with your year end December 31, 2003 Balance Sheet Data given that you did not restate your 2003 financial information.

  Although the Company did not fully restate its 2003 financial information, the Company's Management did perform a comprehensive review of its accounting policies, practices, and financial records, including matters identified from the independent investigation, which is disclosed on page 1. The Company used all available information in determining the impact of adjustments identified as a result of Management's review. The Company therefore believes that the Balance Sheet Data as of December 31, 2003 as set forth in Item 2 of the Form 10-12G is accurate.

  Although the Company believes that the Balance Sheet Data as of December 31, 2003 is accurate, the Form 10-12G has been amended to update all of the Selected Financial Data set forth in Item 2, including the Income Statement Data and Balance Sheet Data, to include historical financial data as of and for the year ended December 31, 2008. As a result of updating the Form 10, we have included updated financial information for 2008 and the Selected Financial Data now includes all required financial data for each of the last five fiscal years pursuant to Item 301 of Regulation S-K. Therefore, the Company will not need to request a waiver of the requirement with regard to the 2003 Income Statement Data.

Critical Accounting Policies and Estimates

Revenue Recognition, page 21

10.
Please disclose your policy for sales returns and the amount of any sales return reserve. In addition, please disclose whether the volume incentive is established at the same time of the product sale, how the amount is calculated and if there have been any changes to the amount of initial incentive established.

  The Form 10-12G has been amended to disclose the Company's policy for sales returns and the amount of sales return reserves recorded by the Company based on historical experience on page 22. The Form 10-12G has been further amended to describe when the Company determines volume incentives and how such volume incentives are calculated.

Securities and Exchange Commission March 31, 2009 Page 4

Income Taxes. pages 26 and 29

11.
Your disclosure merely recites amounts from the rate reconciliation in the notes to the financial statements. Revise the disclosure to explain the underlying reason for each amount. The disclosure should explain why recognition in the current year was appropriate and why recognition in a prior year was not required. Quantify amounts related to prior years and tax audits. You should also explain fully why income tax expense was greater than income before income taxes in 2008, 2007 and 2006. The disclosure should allow a reader to determine which items are continuing and which items are non-recurring.

  The Form 10-12G has been amended to revise the disclosures regarding rate reconciliation beginning on page 27, which now quantifies the amounts, if any, related to prior tax years and tax audits and provides the underlying reason for each amount. In addition, the revised disclosures illustrate why income tax expense was greater than income before income taxes in 2008, 2007 and 2006.

12.
Expand the disclosure to explain why non-income tax contingencies increased the effective income tax rate in 2006.

  The Form 10-12G has been amended to expand the disclosure for the increase to the effective income tax rate in 2006 beginning on page 31.

Contractual Obligations, page 34

13.
Please revise your table of contractual obligations to include your self-insurance liabilities.

  The Form 10-12G has been amended to revise the table of contractual obligations to include the Company's self-insurance liabilities on page 33.

Internal Control Matters, page 41

14.
In accordance with Item 308 of Regulation S-K, please include a management report on your internal control over financial reporting.

  The Form 10-12G has been amended to include the Company's management report on its internal control over financial reporting beginning on page 40.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 46

15.
Please update the beneficial ownership table to the latest practicable date.

  The Form 10-12G has been amended to update the beneficial ownership table as of February 28, 2009 on page 49, which the Company believes in good faith to be the latest practicable date.

Item 5. Directors and Executive Officers, page 48

16.
Supplementally, please confirm that the only family relationship between officers and directors is the relationship between Kristine F. Hughes and Eugene L. Hughes.

  The Company supplementally confirms to the Staff that Kristine F. Hughes, a founder of the Company and Chairperson of its Board of Directors, and Eugene L. Hughes, a founder of the Company and a member of its Board of Directors, are married. In addition, Pauline Hughes Francis is the former sister-in-law of Eugene L. Hughes. The Form 10-12G has been amended to disclose such information on pages 51, 52 and 57.

Securities and Exchange Commission March 31, 2009 Page 5

Board Composition and Election, page 50

17.
We note that the terms for three of your directors were originally set to expire in 2005, 2006 and 2007. Since you did not hold annual meetings in those years, please revise your disclosure to indicate whether all of those directors will be up for re-election at the next annual meeting or, in the alternative, when each of them will be up for re-election. Similarly, please disclose the terms for Messrs. Bowen and Deppe.

  The Form 10-12G has been amended to describe the terms of the Company's directors beginning on pages 51 and 53. The Company currently anticipates holding an annual meeting of shareholders in 2009.

Item 6. Executive Compensation, page 51

18.
Please disclose the information required by Item 407(e)(4) of Regulation S-K.

  The Form 10-12G has been amended to disclose the information required by Item 407(e)(4) of Regulation S-K on page 57.

Compensation Discussion and Analysis, page 51

Compensation Policy for Executive Officers. page 51

19.
We note that in setting executive officer compensation, the Compensation Committee and Mr. Faggioli review the Executive Compensation Report, which compares the company's executive compensation practices against data in compensation surveys, such as Watson Wyatt's Top Management Compensation Survey and Mercer's Executive Compensation Survey for 2007-8. Please clarify which subset of companies or industries within those compensation surveys were used for comparisons.

  The Company does not rely on a specific subset of companies or industries within the compensation surveys obtained from Watson Wyatt's Top Management Compensation Survey and Mercer's Executive Compensation Survey to determine the compensation of its executive officers. The Company performs regression analysis on the raw data from the surveys to provide appropriate comparisons based on company size, which analysis provides an expected level of compensation based on our sales revenue; the data from such analysis is used as the "market" data. The Executive Compensation Report compares the base pay, bonus and total compensation of the Company's executive officers on an individual basis to the market data. The Form 10-12G has been amended to describe the nature of the compensation surveys used by the Company for market comparisons of executive officer compensation beginning on page 55.

Elements of Compensation, page 52

20.
You describe how the base salary and incentive compensation of each executive officer are targeted to market rates and that the 2008 base salaries for your officers were approximately 18% below the base salaries of officers at companies in your local market. Please identify the market to which you refer, the parameters used to define the market and name the companies in your local market used to determine that your officers' 2008 base salaries were 18% lower than market.

  In response to Staff Comment Nos. 19 and 20, the Form 10-12G has been amended to define the market used by the Company to determine compensation of its executive officers beginning on page 55. The Company has deleted references to any local market since the Company has historically relied on market comparisons based on the compensation surveys to establish compensation of its executive officers as opposed to any local market.

Securities and Exchange Commission March 31, 2009 Page 6
21.
Please expand your disclosure to identify for each named executive officer the 2008 pre-established performance goals and whether each of the pre-established performance goals was attained.

  After discussions with the Company, it was determined that the bonuses for the named executive officers (other than Mr. Faggioli) for 2008 were to be awarded at the sole discretion of Mr. Faggioli based on overall Company performance and each such officer's individual performance, as he deemed appropriate. No portion of any named executive officer's bonus was tied to the achievement of any pre-established performance goals. The Form 10-12G has been amended to clarify the nature of the 2008 bonuses, and to briefly describe the factors taken into account by Mr. Faggioli in awarding the named executive officer bonuses on page 56.

22.
Please explain the Compensation Committee's rationale for its incentive compensation award to Mr. Faggioli for 2008 and discuss how this award reflects the level of performance attained by Mr. Faggioli in relation to the pre-established goals set for him.

  After discussions with the Company, it was determined that the bonus for Mr. Faggioli for 2008 was to be awarded at the sole discretion of the Compensation Committee based on overall Company performance and Mr. Faggioli's individual performance, as it deemed appropriate. No portion of Mr. Faggioli's bonus was tied to the achievement of any pre-established performance goals. The Form 10-12G has been amended to clarify the nature of the 2008 bonus for Mr. Faggioli, and to briefly describe the factors taken into account by the Compensation Committee in awarding the bonus to Mr. Faggioli on page 56.

23.
We note that Mr. Faggioli has sole discretion to increase or decrease bonuses for Messrs. Bunker, DeWyze, Halliday, Jarvis and Yates. Please disclose whether Mr. Faggioli exercised his discretion to change the 2008 bonus for any of these executives and, if applicable, his rationale for doing so.

  As discussed above, after discussions with the Company, it was determined that the bonuses for the named executive officers (other than Mr. Faggioli) for 2008 were to be awarded at the sole discretion of Mr. Faggioli based on overall Company performance and each such officer's individual performance, as he deemed appropriate. No portion of any named executive officer's bonus was tied to the achievement of any pre-established performance goals. The Form 10-12G has been amended to clarify the nature of the 2008 bonuses, and to briefly describe the factors taken into account by Mr. Faggioli in awarding the named executive officer bonuses on page 56.

Summary Compensation Table, page 55

24.
Please update your summary compensation table to disclose 2008 bonus amounts.

  The Form 10-12G has been amended to update the Summary Compensation Table with the 2008 bonus amounts for the Company's named executive officers on page 59.

25.
Please disclose for each of your named executive officers the change in nonqualified deferred compensation earnings. If the change in value is negative, it should be disclosed by footnote but should not be reflected in the total reported in column (j). See Instruction 3 to Item 402(c)(2)(viii).

  The change in nonqualified deferred compensation earnings for the Company's named executive officers is set forth on page 61 under "Nonqualified Deferred Compensation Plans." The earnings on amounts deferred under the Company's Supplemental Elective Deferral Plan do not constitute above-market or preferential earnings and, accordingly, are not included in the Summary Compensation Table on page 59. The Form 10-12G has been amended to disclose such information in footnote number two on page 61.

Securities and Exchange Commission March 31, 2009 Page 7

Director Compensation, page 59

26.
Please disclose the change in nonqualified deferred compensation earnings for Mr. Hughes.

  The change in nonqualified deferred compensation earnings for Mr. Hughes is set forth on page 63. Similar to the Company's named executive officers, the earnings on amounts deferred under the Company's Supplemental Elective Deferral Plan do not constitute above-market or preferential earnings and, accordingly, are not included in the Director Compensation table on page 62. The Form 10-12G has been amended to disclose such information on page 63.

27.
We note that the total compensation paid to Mses. Hughes and Francis is significantly different from the total compensation paid to Messrs. Bowen and Deppe. Please expand your disclosure to explain the reason for the differences in the directors' compensation arrangements.

  The Form 10-12G has been amended to expand the disclosure to explain the difference in the directors' compensation arrangements in footnote number one on page 62.

Note 8 Income Taxes, page 84

28.
Please explain the difference between "foreign taxes" and "foreign tax rate differential" in the reconciliation from the statutory income tax rate to the effective income tax rate.

  The Form 10-12G has been amended to clarify the difference between "foreign taxes" and "foreign tax rate differential" beginning on page 89. More specifically, the headings used in the reconciliation from the statutory income tax rate to the effective tax rate have been revised such that "foreign taxes" are now referred to as "U.S. tax impact of foreign operations." Items which impact the tax rate as a result of foreign operations are more clearly described on pages 27, 28 and 31 of Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Income Taxes," which now includes items such as dividends received from foreign subsidiaries, adjustments for foreign tax credits, and adjustments relating to outside basis calculations under Accounting Principles Board Opinion No. 23 "Accounting for Income Taxes."

Signatures, page 121

29.
We note that the conformed signature for the Form 10 reads "Douglas Saggioli." Please correct the conformed signature in your amended Form 10 to read "Douglas Faggioli" instead.

  The Form 10-12G has been amended to include the correct conformed signature of Mr. Faggioli.

On behalf of the Company, we hereby acknowledge that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  •
  Staff comments or changes to disclosure in response to Staff comments in its filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission March 31, 2009 Page 8

We hope you find that our responses have adequately addressed the concerns you raised in the Comment Letter. If you should require any additional information in connection with our responses, please feel free to contact the undersigned at (650) 843-7550.

Very truly yours,

/s/ Thomas W. Kellerman

Thomas W. Kellerman

c:
Douglas Faggioli
 President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606